Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Outlook Therapeutics, Inc.:

We consent to the use of our report incorporated by reference herein.

Our report dated December 19, 2019 contains an explanatory paragraph that states that Outlook Therapeutics, Inc. has incurred recurring losses and negative cash flows from operations since inception and has a stockholders’ deficit of $16.1 million, $6.7 million of convertible senior secured notes that become due on December 22, 2019, $3.6 million of unsecured indebtedness due on demand and $1.0 million of unsecured indebtedness also due on demand, but subject to a forebearance agreement through March 2020, that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 14, 2020